

17016994

ON

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 FRANKLIN STREET
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Briggs Jr. 617-274-1706
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDELSTEIN & COMPANY
(Name – *if individual, state last, first, middle name*)

160 FEDERAL STREET	MA	02110	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Consilium Partners LLC – 2016 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2016

Assets

Current assets:	
Cash	$ 175,273
Hold to maturity investments, at cost	26,832
Accounts receivable	58,500
Other receivable	22,253
Due from members	15,285
Prepaid expenses	445
Total current assets	298,588
Property and equipment, at cost:	
Furniture and fixtures	51,126
Equipment	11,307
Leasehold improvements	4,558
	66,991
Less: accumulated depreciation	22,218
Net property and equipment	44,773
Total assets	$ 343,361

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2016

Liabilities and Members' Equity

Current liabilities:		
Accounts payable	$	21,492
Deferred revenue		20,000
Deferred rent		24,161
Total current liabilities		65,653
Members' equity:		
Members' equity		277,708
Total liabilities and members' equity	$	343,361

See accompanying notes to financial statements.

Consilium Partners LLC – 2016 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statement of Income
Year ended December 31, 2016

Revenues:	
Success fees	$ 1,921,974
Retainer fees	533,000
Consulting fees	14,000
Reimbursed expenses	46,118
Total revenues	2,515,092
Cost and expenses:	
Sales and marketing	63,004
General and administrative	488,936
Guaranteed payments to members	1,933,123
Total costs and expenses	2,485,063
Income from operations	30,029
Other income:	
Interest income	48
Net income	$ 30,077

See accompanying notes to financial statements.

Consilium Partners LLC – 2016 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statement of Cash Flows
Year ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 30,077
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,403
Noncash interest	(13)
Changes in:	
Accounts receivable	(33,500)
Other receivable	(22,253)
Due from members	(14,285)
Prepaid expenses	4,566
Rental deposits	16,872
Accounts payable	13,142
Accrued expenses	(22,400)
Deferred revenue	20,000
Deferred rent	1,010
Net cash provided by operating activities	2,619
Cash flows from investing activities:	
Purchase of property and equipment	(1,245)
Net cash used by investing activities	(1,245)
Cash flow from financing activities:	
Member withdrawals	(47,023)
Net cash used by financing activities	(47,023)
Decrease in cash	(45,649)
Cash at beginning of year	220,922
Cash at end of year	$ 175,273

See accompanying notes to financial statements.

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

CONSILIUM PARTNERS LLC

Statement of Changes in Members' Equity
Year ended December 31, 2016

	Class A	Class C	Total
Members' balance beginning of year	$ 289,419	$ 4,235	$ 293,654
Member contributions		1,000	1,000
Member withdrawals (see Note 8)	(47,023)		(47,023)
Net income	29,643	434	30,077
Members' balance end of year	$ 272,039	$ 5,669	$ 277,708

See accompanying notes to financial statements.

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Consilium Partners LLC – 2016 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (G)

Computation of Net Capital

Consilium Partners LLC
Schedule of
Computation of Net Capital, Aggreagate Indebtedness & Basic Net Capital Requirement
Pursuant to Rule 15-c3-1 of the Securuities & Exchange Commission
31-Dec-16

Agregate Indebteness (per balance sheet)	$	65,653
Member's Equity (per balance sheet)	$	277,708
Adjustments to Net Capital		
Accounts & Other Receivables		80,753
Due from Members		15,285
Prepaid Expenses		445
Net property and equipment		44,773
FINRA Flex-Funding Account		47
Haircuts (Prepayment fee for early withdrawal of CD)		293
Total Adjustments to Net Capital	$	141,596
Net Capital, as defined	$	136,112
Computation of Basic Net Capital Requirement		
a. Minimum net capital required of broker dealer	$	5,000
b. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	4,379
Minimum Net Capital Required (greater of a. or b.)	$	5,000
Net Capital in excess of requirement	$	131,112
Ratio of aggregate indebtness to net capital		.48 to 1
Reconciliation with the Company's Calculation of Net Capital		
Net capital as reported in the Company's Part II A (unaudited): Focus Report	$	183,028
Net Audit Adjustments	$	(46,916)
Increase in Non-allowables & Haircuts		0
Net Capital per above	$	136,112

Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(Not applicable)

Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(Not applicable)

Consilium Partners LLC – 2016 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

Consilium Partners LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Consilium Partners LLC, ("Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims and exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature: 

Richard D. Briggs Jr. Chief Financial Officer



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Consilium Partners LLC
265 Franklin Street
Boston, MA 02110-3113

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Consilium Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Consilium Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Consilium Partners LLC stated that Consilium Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Consilium Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Consilium Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edelstein & Company LLP

Boston, Massachusetts
March 31, 2017

Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Consilium Partners LLC – 2016 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (L)

An Oath or Affirmation

OATH OR AFFIRMATION

I, RICHARD BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MICHAEL BARBERA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 14, 2019

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consilium Partners LLC – 2016 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (M)

Copy of the SIPC Supplemental Report

Consilium Partners LLC
Schedule of SIPC payments made
31-Dec-16

SIPC - 6 payment (August 1, 2016)	$	3,603
SIPC - 7 payment (February 28, 2017)		2,592
Total SIPC payments made	$	6,195



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Consilium Partners LLC
265 Franklin Street
Boston, MA 02110-3113

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Consilium Partners LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting reported revenues per filed SIPC-7 of $2,492,629 was different from audited revenues of $2,515,092.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting reported adjustments of $14,694 that should been reported as $46,118.
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting a difference in reported assessment of $6,195 compared to recalculated assessment of $6,288.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
March 31, 2017

Consilium Partners LLC – 2016 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit



To the Members of
Consilium Partners LLC

In planning and performing our audit of the financial statements of Consilium Partners LLC (the "Company") as of and for the year ended December 31, 2016, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies under standards established by the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any control deficiencies that we believe to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be significant deficiencies:

- The Company in general records revenue when customers are billed for retainer fees without necessarily determining the when the revenue should be recorded. This can lead to certain billings to be recorded as revenue when the services were not yet provided.

- We noted certain disclosures and classification matters in the company's draft annual financial statements and footnotes that were either initially missing or incomplete.

- The Company needs a more formal process for closing the books on a month and year end basis. This process should include reconciling schedules for balance sheet accounts and specific procedures for identification of accruals or prepaid expenses and proper cut-off review procedures for revenue and expenses. During our audit procedures we noted various items were not properly accounted for as a prepaid expense or proper accounting involving a lease for office space with graduating rental payments and lease incentives.

This letter is intended solely for the information and use of the members of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
March 31, 2017

Consilium Partners LLC – 2016 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Complete Audited Financial Statements



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Consilium Partners LLC
465 Franklin Street
Boston, MA 02110-3113

We have audited the accompanying statement of financial condition of Consilium Partners LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Consilium Partners LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule of Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("Schedule") has been subjected to audit procedures performed in conjunction with the audit of Consilium Partners LLC's financial statements. The supplemental information is the responsibility of Consilium Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edelstein & Company LLP

Boston, Massachusetts
March 31, 2017

CONSILIUM PARTNERS LLC

Financial Statements

and Supplementary Information Pursuant to 17a-5(d) of the Securities and Exchange Commission

and Report of Independent Registered Public Accounting Firm

December 31, 2016

TABLE OF CONTENTS

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2016

Assets

Current assets:	
Cash	$ 175,273
Hold to maturity investments, at cost	26,832
Accounts receivable	58,500
Other receivable	22,253
Due from members	15,285
Prepaid expenses	445
Total current assets	298,588
Property and equipment, at cost:	
Furniture and fixtures	51,126
Equipment	11,307
Leasehold improvements	4,558
	66,991
Less: accumulated depreciation	22,218
Net property and equipment	44,773
Total assets	$ 343,361

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Financial Condition
December 31, 2016

Liabilities and Members' Equity

Current liabilities:		
Accounts payable	$	21,492
Deferred revenue		20,000
Deferred rent		24,161
Total current liabilities		65,653
Members' equity:		
Members' equity		277,708
Total liabilities and members' equity	$	343,361

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Income
Year ended December 31, 2016

Revenues:	
Success fees	$ 1,921,974
Retainer fees	533,000
Consulting fees	14,000
Reimbursed expenses	46,118
Total revenues	2,515,092
Cost and expenses:	
Sales and marketing	63,004
General and administrative	488,936
Guaranteed payments to members	1,933,123
Total costs and expenses	2,485,063
Income from operations	30,029
Other income:	
Interest income	48
Net income	$ 30,077

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Changes in Members' Equity
Year ended December 31, 2016

	Class A	Class C	Total
Members' balance beginning of year	$ 289,419	$ 4,235	$ 293,654
Member contributions		1,000	1,000
Member withdrawals (see Note 8)	(47,023)		(47,023)
Net income	29,643	434	30,077
Members' balance end of year	$ 272,039	$ 5,669	$ 277,708

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Statement of Cash Flows
Year ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 30,077
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation	9,403
Noncash interest	(13)
Changes in:	
Accounts receivable	(33,500)
Other receivable	(22,253)
Due from members	(14,285)
Prepaid expenses	4,566
Rental deposits	16,872
Accounts payable	13,142
Accrued expenses	(22,400)
Deferred revenue	20,000
Deferred rent	1,010
Net cash provided by operating activities	2,619
Cash flows from investing activities:	
Purchase of property and equipment	(1,245)
Net cash used by investing activities	(1,245)
Cash flow from financing activities:	
Member withdrawals	(47,023)
Net cash used by financing activities	(47,023)
Decrease in cash	(45,649)
Cash at beginning of year	220,922
Cash at end of year	$ 175,273

See accompanying notes to financial statements.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2016

Note 1 - Business activity.

Consilium Partners LLC (the "Company") was organized in the state of Massachusetts and provides a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services."). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulation Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

Note 2 - Summary of significant accounting policies.

The Company has prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed or determinable, and collectability is reasonably assured. The Company generates the majority of its revenue from providing transaction advisory services under two different types of billing arrangements: nonrefundable upfront retainer fees and success fees.

Nonrefundable upfront retainer fees are recognized as revenue on a straight-line basis over the term of the contract. Success fees are paid out once a merger, acquisition, sale, restructuring or financing (the "transaction") is successfully completed. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. The Company recognizes revenue from success fees when the transaction is successfully completed and the fee is fixed and collectability is probable.

Reimbursable expenses that are billable to clients are included in total revenues and typically an equivalent amount of reimbursable expenses are included in general and administrative expenses on the statement of income and members' equity. Reimbursable expenses are primarily recognized as revenue in the period in which the related expense is incurred.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ and those differences could be significant.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2016

Note 2 - continued.

Cash:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months that are not held for sale in the ordinary course of business to be cash equivalents.

Hold to maturity investment:

Investments represent a certificate of deposit ("CD") held at a bank with initial maturities of greater than three months but less than one year. They are recorded at cost plus interest. Management has the intent and the ability to hold the CD until maturity.

Accounts receivable:

Accounts receivable are stated at net realizable value after deducting any allowance for doubtful accounts. The Company performs ongoing credit evaluations of its clients. The Company maintains an allowance for estimated uncollectible accounts receivable based on its general assessment of collectability. Specific accounts receivable balances are written off when it is determined collection is unlikely. As of December 31, 2016 the Company considers accounts receivables to be fully collectable; accordingly, no allowance for doubtful accounts has been recorded.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight line method. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Equipment	5 years
Leasehold improvements	3 years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $9,402 for the year ended December 31, 2016.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2016

Note 2 - continued.

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense amounted to $15,730 which is included in sales and marketing on the statement of income and members' equity for the year ended December 31, 2016.

Income taxes:

The Company with the consent of its members, has elected to be treated as a partnership for federal and state tax purposes. Thus taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements. Returns for years beginning with those filed for the fiscal year 2014 are open to examination.

Note 3 - Commitments.

The Company has leased office space under a non-cancelable operating lease. The lease also requires the Company to pay real estate taxes and other operating expenses associated with the leased location and are included in rent expense. The effects of lease incentives and graduating rents are being amortized over the life of the lease so as to result in equal rent expense over the lease term. Deferred rent reported in the accompanying statements of financial condition represents the excess of all straight line rental costs over the actual rental payments through December 31, 2016.

Future minimum annual lease payments for the year ending December 31, 2016 are as follows:

2017	$136,800
2018	139,572
2019	142.344
2020	141,420
2021	136,800
2022 and thereafter	92,432
Total	$ 789,368

Total rent expense amounted to $136,604 for the year ended December 31, 2016 and is included in general and administrative expense on the statement of income and members' equity.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2016

Note 4 - Guaranteed payments to members.

Guaranteed payments to members are calculated on an engagement to engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements.

Note 5 - Supplemental disclosures of cash flow information.

Supplemental disclosure of cash flow information:

Interest paid	$ 44
Income taxes	$ ----

Supplemental disclosure of noncash investing activities:

Hold to maturity investment reinvested	$ 26,819

Note 6 – Net capital requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2016 the Company's net capital was $136,112 which was $131,112 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 48.2%.

Note 7 – Concentrations

The Company earned approximately 60 % of its revenue from three customers during the year ended December 31, 2016. Five customers' balances represents approximately 100% of the accounts receivable balance as of December 31, 2016.

Note 8 – Members' Equity

The Company is authorized to issue Class A units, Class B units and Class C units. Class B units are issued only for past and /or future services to the Company. The maximum units that may be issued in total is 10,000,000 units.

As of December 31, 2016 and 2015 the Company has 6,082,847 Class A units outstanding. As of December 31, 2016 and 2015 the Company has 32,000 and 22,000 Class C units outstanding, respectively. One member owns approximately 36% of the Class A units and three members collectively own approximately 94% of the Class C units. For the year ended December 31, 2016 the Company issued 2,000 class C units for a total issuance price of $1,000 which is included in due from members on the statement of financial condition. There are no Class B units issued.

Voting rights

Only the holders of Class A units have the right to vote.

Allocation of net income

The Company's net income is first allocated to members with a deficit capital account to the extent of such deficit. Thereafter net income is allocated among the members in proportion to their respective ownership interest.

Distributions

The Company is required to make annual mandatory distributions to its members based on net federal taxable income allocated to such members multiplied by fifty percent. For the year ended December 31, 2016, the Company made mandatory tax distributions to its members totaling $47,023.

Liquidation

In the event of a liquidation, any proceeds after payment of creditors and debt shall be distributed to members after their capital accounts have been adjusted to reflect all profits and losses of the Company in which the member participates through to the date of distribution.

Finite life of the LLC

The term of the LLC shall continue until December 31, 2050. The members and managers of the LLC may extend the term prior to the expiration.

Note 8 – continued.

Limitation of liability

The members and managers are not personally or otherwise liable to the Company's creditors for any debt, obligation or liability of the Company solely by reason of being a member of the Company. The Managers are indemnified against certain liabilities that may arise out of performance of their duties to the Company.

Note 9 – Subsequent events.

In January 2017, the Company repurchased 10,000 class C units from a member for a total purchase price of $1,000.

Management has evaluated subsequent events through March 31, 2017, the date of which the financial statements were available to be issued.

Consilium Partners LLC
Schedule of
Computation of Net Capital, Aggreagate Indebtedness & Basic Net Capital Requirement
Pursuant to Rule 15-c3-1 of the Securuities & Exchange Commission
31-Dec-16

Agregate Indebteness (per balance sheet)	$	65,653
Member's Equity (per balance sheet)	$	277,708
Adjustments to Net Capital		
Accounts & Other Receivables		80,753
Due from Members		15,285
Prepaid Expenses		445
Net property and equipment		44,773
FINRA Flex-Funding Account		47
Haircuts (Prepayment fee for early withdrawal of CD)		293
Total Adjustments to Net Capital	$	141,596
Net Capital, as defined	$	136,112
Computation of Basic Net Capital Requirement		
a. Minimum net capital required of broker dealer	$	5,000
b. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	4,379
Minimum Net Capital Required (greater of a. or b.)	$	5,000
Net Capital in excess of requirement	$	131,112
Ratio of aggregate indebtness to net capital		.48 to 1
Reconciliation with the Company's Calculation of Net Capital		
Net capital as reported in the Company's Part II A (unaudited): Focus Report	$	183,028
Net Audit Adjustments	$	(46,916)
Increase in Non-allowables & Haircuts		0
Net Capital per above	$	136,112

Consilium Partners LLC
Schedule of SIPC payments made
31-Dec-16

SIPC - 6 payment (August 1, 2016)	$	3,603
SIPC - 7 payment (February 28, 2017)		2,592
Total SIPC payments made	$	6,195

Consilium Partners LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Consilium Partners LLC, ("Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims and exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature: 

Richard D. Briggs Jr. Chief Financial Officer